Exhibit 12
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	2011	2012	2013	2014	2015
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,139	$1,291	$1,260	$1,016	$1,115
Add: Fixed charges	121	115	113	123	125
Total earnings available for fixed charges	$1,260	$1,406	$1,373	$1,139	$1,240
Fixed charges:
Interest expense (1)	$68	$64	$64	$75	$77
Interest portion of rental expense	53	51	49	48	48
Total fixed charges	$121	$115	$113	$123	$125
RATIOS OF EARNINGS TO FIXED CHARGES	10.41	12.23	12.15	9.26	9.92
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness